UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

July 1, 2025

Commission File Number 001-37974

VIVOPOWER INTERNATIONAL PLC

(Translation of registrant’s name into English)

Blackwell House, Guildhall Yard
London EC2V 5AE

United Kingdom

+44-203-667-5158

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20- F ☒ Form 40-F ☐

LONDON, July 1, 2025 — VivoPower Receives NASDAQ Letter Confirming Recompliance with Listing Standard

VivoPower International PLC (Nasdaq: VVPR) (“VivoPower” or the “Company”) announced that it has received a letter from The Nasdaq Stock Market (“Nasdaq”) stating that, based on the Company’s Form 6-K, dated June 26, 2025, Nasdaq has determined that the Company complies with the Listing Rule 5550(b)(1), which requires listed companies to maintain a minimum of US$2,500,000 in stockholders’ equity for continued listing on the Nasdaq Capital Market (the “Rule”).

As previously disclosed, on January 3, 2025, the Company received a notification letter from Nasdaq indicating that the Company was not in compliance with the Rule. As disclosed in the Company’s audited financial statements for the fiscal year ended June 30, 2024, the Company reported a stockholders’ equity deficit of US$40.5 million. Following the successful completion of the first phase of the previously disclosed private placement of US$121 million equivalent of the Company’s ordinary shares, the Company recognized gross proceeds of US$60.5 million. As a result, the Company has now satisfied the stockholders’ equity requirement.

Nasdaq will continue to monitor the Company’s ongoing compliance with the minimum stockholders’ equity requirement and, if at the time of its next periodic report for the year ended June 30, 2025, the Company does not evidence compliance with the minimum stockholders’ equity requirement, the Company may be subject to delisting. At such time, Nasdaq staff will provide written notification to the Company, which may then appeal the Nasdaq staff’s determination to a Hearings Panel.

This Report on Form 6-K, is hereby incorporated by reference into the Company’s Registration Statements on Form S-8 (File Nos. 333-227810, 333-251546, 333-268720, 333-273520) and Form F-3 (File No. 333-276509).

Forward-Looking Statements

This communication includes certain statements that may constitute “forward-looking statements” for purposes of the U.S. federal securities laws. Forward-looking statements include, but are not limited to, statements that refer to projections, forecasts or other characterisations of future events or circumstances, including any underlying assumptions. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements may include, for example, statements about the achievement of performance hurdles, or the benefits of the events or transactions described in this communication and the expected returns therefrom. These statements are based on VivoPower’s management’s current expectations or beliefs and are subject to risk, uncertainty, and changes in circumstances. Actual results may vary materially from those expressed or implied by the statements herein due to changes in economic, business, competitive and/or regulatory factors, and other risks and uncertainties affecting the operation of VivoPower’s business. These risks, uncertainties and contingencies include changes in business conditions, fluctuations in customer demand, changes in accounting interpretations, management of rapid growth, intensity of competition from other providers of products and services, changes in general economic conditions, geopolitical events and regulatory changes, and other factors set forth in VivoPower’s filings with the United States Securities and Exchange Commission. The information set forth herein should be read in light of such risks. VivoPower is under no obligation to, and expressly disclaims any obligation to, update or alter its forward-looking statements whether as a result of new information, future events, changes in assumptions or otherwise.

No Offer or Solicitation

This Report on Form 6-K shall not constitute a solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the proposed transaction. This Report on Form 6-K shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.

Disclaimer

The Company has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (the “SEC”) for a public offering of its ordinary shares. Before you invest in the public offering, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the issuer and the public offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Company or Chardan will arrange to send you the prospectus if you request it by emailing shareholders@vivopower.com or prospectus@chardan.com.

EXHIBIT INDEX

Exhibit 99.1 —	Press Release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: July 1, 2025	VivoPower International PLC

/s/ Kevin Chin
Kevin Chin
Executive Chairman